DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the Delaware General Corporation Law and our amended and restated certificate of incorporation, as amended (our “certificate of incorporation”), and our second amended and restated by-laws (our “by-laws”).
Authorized Capital Stock
Our certificate of incorporation authorizes us to issue up to 150,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share.
Description of Common Stock
Voting rights. Each share of common stock is entitled to one vote on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Holders of our common stock are entitled to elect all of the members of the class of directors whose term is expiring, subject to the rights of holders of preferred stock, by a plurality vote. Unless otherwise required by law, our certificate of incorporation or by-laws, any matter brought before any meeting of stockholders, other than the election of directors, is decided by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote thereon, a quorum being present.
Dividends. Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor and subject to the rights of holders of preferred stock.
Liquidation rights. Holders of common stock are entitled to share ratably in all assets legally available for distribution to holders of our common stock in the event of our liquidation, winding up or dissolution, subject to the rights of holders of preferred stock.
Other rights and preferences. The issued and outstanding shares of our common stock are, and the shares of our common stock that we may issue in the future will be, validly issued, fully paid and nonassessable. Shares of our common stock are not redeemable, have no sinking fund provisions, and have no subscription, conversion or preemptive rights. Transfer agent. The transfer agent and registrar for our common stock is Computershare Inc.
NASDAQ. Our common stock is listed on The Nasdaq Global Market under the symbol “STRS.”
Certain Provisions of Our Certificate of Incorporation and By-laws
Classified Board. Our board of directors has been divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of the directors and serving a three-year term. This classification of our board of directors may prevent our stockholders from changing the membership of the entire board of directors in a relatively short period of time. At least two annual meetings, instead of one, generally will be required to change the majority of directors. The classified board provisions could have the effect of prolonging the time required for one of our stockholders with significant voting power to gain majority representation on our board of directors. Where approval by a majority of the directors is necessary for a transaction, such as in the case of an interested stockholder business combination (as discussed below), the inability to gain majority representation on the board of directors immediately could discourage takeovers and tender offers.
Supermajority Voting/Fair Price Requirements. Our certificate of incorporation provides that the approval of the holders of not less than 85 percent of our outstanding common stock is required for:
•Any merger or consolidation of our company or any of our subsidiaries with or into any person or entity, or any affiliate of that person or entity, who was within the two years prior to the transaction a beneficial owner of 20 percent or more of our outstanding common stock, which we refer to as an interested party;
•any merger or consolidation of an interested party with or into our company or any of our subsidiaries;
•any sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 10 percent of the fair market value of the total assets of our company or any of our subsidiaries in one or more transactions involving an interested party;
•the adoption of any plan or proposal for liquidation or dissolution of our company proposed by or on behalf of any interested party;

•the issuance or transfer by us or any of our subsidiaries of securities of our company having a fair market value of $1 million or more to any interested party in one or more transactions; or
•any recapitalization, reclassification, merger or consolidation of our company or any of our subsidiaries that would increase an interested party’s voting power in our company or any of our subsidiaries.
However, the 85 percent voting requirement is not applicable if
•our board approves the transaction, or approves the acquisition of the common stock that caused the interested person to become an interested person, and the vote includes the affirmative vote of a majority of our directors who are not affiliates of the interested party and who were members of our board prior to the time the interested party became the interested party;
•the transaction is solely between us and any of our wholly owned subsidiaries or between any of our wholly owned subsidiaries; or
•the transaction is a merger or consolidation and the consideration to be received by our common stockholders is at least as high as the highest price per share paid by the interested party for our common stock on the date the common stock was last acquired by the interested party or during a period of two years prior.
Effects of Authorized but Unissued Common Stock and Blank Check Preferred Stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
In addition, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized but unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company.
Advance Notice of Intention to Nominate a Director. Our by-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder’s intent to make a nomination has been delivered to our Secretary within the time periods and in the manner specified in the by-laws. Any nomination that fails to comply with these requirements may be disqualified.
Advance Notice of Stockholder Proposals. Our by-laws permit a stockholder proposal to be presented at a stockholders’ meeting only if prior written notice of the proposal has been delivered to our Secretary within the time periods and in the manner specified in the by-laws.
No Ability of Stockholders to Call Special Meetings. Our certificate of incorporation and by-laws provide that, except to the extent that holders of preferred stock have the right to call a special meeting in some circumstances, only the board of directors, the chairman of the board, or the president may call special meetings of the stockholders.
No Ability of Stockholders to Act by Written Consent. Our certificate of incorporation denies our stockholders the right to take any action required or permitted to be taken at any annual or special meeting of stockholders by written consent.
Removal of Directors; Filling Vacancies on Board of Directors. Under the Delaware General Corporation Law, a director on a classified board may be removed only for cause by a vote of the shareholders. Our certificate of incorporation and by-laws provide that newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from the death, resignation, disqualification or removal of a director, or other reason, may be filled only by a majority vote of the remaining directors, regardless of any quorum requirements. Any director so elected will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor has been elected and qualified.

Supermajority Voting Requirement. The affirmative vote of at least 85 percent of our outstanding capital stock is required to amend, alter, change or repeal the provisions in our certificate of incorporation providing for the fair price requirements described above. In addition, our certificate of incorporation and our by-laws require the affirmative vote of at least 85 percent of our outstanding capital stock to amend, alter, change or repeal the provisions providing for the classified board structure, and the provisions prohibiting stockholders to act by written consent, to call a special meeting or to fill a vacancy on the board of directors.
Amendment of By-laws. Our certificate of incorporation and by-laws provide that the by-laws may be altered, amended, changed or repealed by vote of the stockholders or at any meeting of the board of directors by the vote of a majority of the directors present or as otherwise provided by statute.
Limitation of Liability of Directors and Officers. As permitted by the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate our rights and our stockholder’s rights to recover monetary damages against a director for breach of a fiduciary duty of care. The provision does not eliminate or limit our right, or the right of a stockholder, to seek non-monetary relief, such as an injunction or rescission. In addition, our certificate of incorporation provides for mandatory indemnification rights to the fullest extent permitted by law to any director or executive officer who (because of the fact that he or she is our director or officer) is involved in a legal proceeding. These indemnification rights include reimbursement for expenses incurred by the director or officer in advance of the final disposition of a proceeding according to applicable law.
Forum for Adjudication of Disputes
Our by-laws provide that to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought in the name or right of our company or on its behalf, (2) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, stockholder or other agent of the company to the company or our stockholders, (3) any action arising or asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or any provision of our certificate of incorporation or by-laws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs, doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws. Any person or entity purchasing or otherwise acquiring any interest in share of our company’s stock will be deemed to have notice of and consented to these provisions.
Description of Preferred Stock
Our board of directors may, without stockholder approval, authorize us to issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including but not limited to dividend, voting, conversion and liquidation preference rights. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.
Description of Series D Participating Cumulative Preferred Stock Purchase Rights
On September 22, 2020, our board of directors adopted a stockholder rights agreement (as amended, the “Rights Agreement”) between the company and Computershare Inc., as rights agent. On March 12, 2021, we entered into an Amendment to the Rights Agreement. Pursuant to the Rights Agreement, our board of directors declared a dividend of one right (a “Right”) for each outstanding share of our common stock, to stockholders of record at the close of business on October 2, 2020 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Rights Agreement, to purchase from the company one one-hundredth of a share of Series D Participating Cumulative Preferred Stock, par value $0.01 per share (“Series D Preferred Stock”), of the company at an exercise price of $150 per Right, subject to adjustment.

Our board of directors approved the Rights Agreement in an effort to protect stockholder value by attempting to provide for the preservation of the company’s ability to potentially convert from a C-Corporation to a real estate investment trust (“REIT”) under the U.S. Internal Revenue Code of 1986, as amended. The Rights Agreement limits, subject to certain exceptions as set forth in the Rights Agreement, a person’s or group’s ability to own 9.8% or more of our common stock, as calculated in accordance with the Rights Agreement (the “Ownership Threshold”), which ownership or deemed ownership in excess of the Ownership Threshold may threaten the Company’s potential REIT status. The Rights Agreement should not interfere with any merger or other business combination approved by our board of directors.
The Rights. From the Record Date until the Distribution Date (as defined below) or the Expiration Date (as defined below) the Rights will trade with, and be inseparable from, shares of our common stock. New Rights will attach to any shares of common stock that become outstanding after the Record Date and prior to the earlier of the Distribution Date and the Expiration Date. Until the Distribution Time, the surrender for transfer of any shares of our common stock will also constitute the transfer of the Rights associated with those shares. The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.
Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from our common stock only upon the “Distribution Time,” which occurs upon the earlier of:

•(i) the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns the Ownership Threshold or more of the outstanding shares of common stock (with certain exceptions, including those described below) or (b) such other date, as determined by our board of directors, on which a person or group has become an Acquiring Person); or
•the close of business on the tenth (10th) business day (or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person) after the commencement of or first public announcement of intent to commence a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.
An Acquiring Person does not include:

•the company or any subsidiary of the company;
•any officer, director or employee of the company or any subsidiary of the company in his or her capacity as such;
•any employee benefit plan of the company or of any subsidiary of the company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the company or any subsidiary of the company;
•any person or group that, together with its affiliates and associates, beneficially owns the Ownership Threshold or more of the outstanding shares of common stock will not, as determined by our board of directors in its sole discretion, adversely impact, jeopardize or endanger the potential availability to the Company of its REIT status; or
•any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns the Ownership Threshold or more of the outstanding shares of our common stock so long as such person or group continues to beneficially own at least the Ownership Threshold of the outstanding shares of common stock and does not acquire shares of common stock to beneficially own an amount equal to or greater than the greater of (a) the Ownership Threshold and (b) the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Agreement plus one share of common stock.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from the company or through an underwritten offering approved by our board of directors. Also, a person or group will not be an Acquiring Person if our board of directors determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person.
Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of common stock are directly or indirectly held by counterparties to the derivatives contracts.

Expiration Time. The Rights will expire on the earliest to occur of (a) the close of business on September 22, 2023 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed or exchanged by the company (as described below), (c) upon the closing of certain merger or other acquisition transactions involving the company pursuant to a merger or other acquisition agreement that has been approved by our board of directors before any person or group becomes an Acquiring Person, (d) the time at which the company’s conversion to a REIT under the Code becomes effective, and (e) the close of business on December 31, 2021 unless stockholder approval of the Rights Agreement has been obtained on or prior to such time (the earliest of (a), (b), (c), (d) and (e) being herein referred to as the “Expiration Time”).
Flip-In Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-In Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, common stock having a value equal to two times the exercise price of the Right.
For example, at an exercise price of $150.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $300.00 worth of common stock for $150.00. Assuming that our common stock had a per share value of $22.00 at that time, the holder of each valid Right would be entitled to purchase 13.64 shares of our common stock for $11.00 per share.
Flip-Over Event. In the event that, at any time following the Stock Acquisition Date, directly or indirectly, any of the following occurs (each, a “Flip-Over Event”):

•the company consolidates with, or merges with and into, any other entity (other than a direct or indirect, wholly-owned subsidiary of the company), and the company is not the continuing or surviving entity;
•any entity (other than a direct or indirect, wholly-owned subsidiary of the company) engages in a share exchange with or consolidates with, or merges with or into, the company, and the company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of common stock are converted into or exchanged for stock or other securities of any other entity or cash or any other property; or
•the company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the company’s assets, cash flow or earning power, each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
Series D Preferred Stock Provisions. Each share of Series D Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof to quarterly dividend payments equal to the greater of $100 per share and 100 times the amount of all cash dividends plus 100 times the amount of non-cash dividends or other distributions paid on one share of our common stock, will entitle the holder thereof to receive $100 plus accrued and unpaid dividends per share upon liquidation, will have the same voting power as 100 shares of common stock and, if shares of common stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 100 shares of common stock.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Series D Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series D Preferred Stock;
•if holders of the Series D Preferred Stock are granted certain rights, options or warrants to subscribe for Series D Preferred Stock or convertible securities at less than the current market price of the Series D Preferred Stock; or
•upon the distribution to holders of the Series D Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. The company shall not be required to issue fractional shares of Series D Preferred Stock and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series D Preferred Stock on the last trading day prior to the date of exercise.
Redemption; Exchange. At any time prior to the earlier of (i) the tenth day following the Stock Acquisition Date or (ii) Final Expiration Time, the company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our board of directors). Immediately upon the action of our board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price for each Right so held.
At any time after any person or group becomes an Acquiring Person and prior to the time that any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding shares of our common stock, the company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of two shares of our common stock, or two one-hundredths of a share of Series D Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
Amendment of the Rights Agreement. The company and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person any of its affiliates or associates or any transferee of any Acquiring Person or any such affiliate or associate thereof).